UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2012

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒            Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: June 19, 2012	By:	/s/ Bernard J. Pitz
Bernard J. Pitz, Chief Financial Officer

Intertape Polymer Group Announces Notice of Redemption of $25 million of its Senior

Subordinated Notes due in August 2014

MONTREAL, QUEBEC and BRADENTON, FLORIDA - June 19, 2012 - Intertape Polymer Group Inc. (TSX:ITP) (“Intertape” or the “Company”) today announced that Intertape Polymer US Inc., its wholly-owned subsidiary, has issued a notice of redemption for US$25.0 million aggregate principal amount of its outstanding 8 1/2% Senior Subordinated Notes due August 2014 (the “Notes”). A notice of redemption (the “Redemption Notice”) pursuant to the terms of the indenture governing the Notes (the “Indenture”) has been distributed by Wilmington Trust Company, the trustee under the Indenture (the “Paying Agent”). The Redemption Notice issued today states that the redemption date is August 1, 2012 (the “Redemption Date”), and the redemption price is 100% of par value of the Notes redeemed (“Redemption Payment”), plus accrued and unpaid interest, if any, to the Redemption Date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date). The Redemption Payment will be paid promptly following the later of the Redemption Date or the time of surrender of the Notes called for redemption to the Paying Agent. Questions regarding the redemption should be directed to Wilmington Trust Company, by telephone at (203) 453-4130 or by facsimile at (203) 453-1183.

Following the completion of the redemption, US$93.7 million in aggregate principal amount of the Notes will remain outstanding.

“Our increased cash flows from operations over the last year have provided the means to redeem a portion of our Notes ahead of their maturity date and thereby lower our average cost of debt while maintaining adequate levels of liquidity. In future periods, we will consider additional early redemptions of the remaining Notes outstanding. As of June 19 2012, we had cash and loan availability under our Asset-Based Loan facility exceeding $90 million,” said Bernard J. Pitz, Intertape’s Chief Financial Officer.

This announcement does not constitute an offer to buy or sell or the solicitation of an offer to sell or buy any securities in any jurisdiction. The securities mentioned herein have not been and will not be qualified for sale to the public under applicable Canadian or United States securities laws and, accordingly, any offer and sale of the securities in Canada or the United States will be made on a basis which is exempt from the prospectus requirements of such securities laws.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure sensitive and water activated tapes, specialized polyolefin films, woven fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Bradenton, Florida, the Company employs approximately 1,800 employees with operations in 19 locations, including 12 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of United States federal securities legislation (collectively, “forward-looking statements”). All statements other than statements of historical facts included in this press release, including statements regarding our industry and our prospects, plans, financial position and business strategy, may constitute forward-looking statements. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3. Key Information - Risk Factors” as well as statements located elsewhere in Intertape Polymer Group’s annual report on Form 20-F for the year ended December 31, 2011 and the other factors contained in our filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. We will not update these statements unless applicable securities laws require us to do so.

FOR FURTHER INFORMATION PLEASE CONTACT:

MaisonBrison Communications

Rick Leckner/Pierre Boucher

514-731-0000

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